SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 6, 2006

This Announcement on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-132662) and our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _ No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Enclosure: Press release – **ANGLOGOLD ASHANTI UPDATES GUIDANCE ON POWER SHORTAGE IN GHANA**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA16.06

6 September 2006

AngloGold Ashanti updates guidance on power shortage in Ghana

In discussions between the Volta River Authority (VRA) and the Chamber of Mines in Ghana, the industry has agreed to collaborate with the authority and the Government in a range of activities designed to minimise the impact of the power shortage on the economy and the mining industry and provide for a sustainable solution for the future.

In the short term, although there are indications that the water level of the Akosombo Dam is beginning to rise, the Chamber and its members have undertaken to assist with expediting the repair of the thermal unit at the Aboadze plant in Takoradi.

In the longer term, Chamber member companies have offered project and logistical management capacity to assist with the repair and maintenance of various facilities and with the construction of additional permanent energy capacity in the country.

In respect of AngloGold Ashanti's Ghanaian operations, the following should be noted.

Obuasi is currently achieving power savings from the grid in the region of 25% without substantial production losses. Standby power is being generated by diesel-driven generator sets, at a cost of some $1.8m per month. This is not a sustainable solution due to the reliability of the generator sets and the risks associated with reliance on deliveries of diesel fuel by road transport. In the event that a significantly higher cut in power became necessary, this would result in a substantial loss in gold production. In the event that the 25% power reduction continues for the remainder of this month, we are forecasting production at Obuasi for the quarter of approximately 90,000oz, some 10,000oz down on our previous expectation.

As a surface operation, Iduapriem's production is more sensitive to power reductions as some 60% of the energy consumption is consumed by the mills. Because of this, a reduction in power consumption of 25% would result in a 30% reduction in production, while a cut of more than 25% is likely to result in stopping the operation's remaining mill, leading to a shut down of the mine. The company is in ongoing discussions with the Electricity Company of Ghana (ECG) regarding potential reductions in power consumption. Thus while Iduapriem is currently on track with its budgeted production for the quarter, a 25% cut in power would result in a reduction in production from around 52,000oz to approximately 48,000oz, for the third quarter.

At Bibiani, in terms of a daily power management agreement with the ECG that has the effect of reducing consumption by around 25%, the mine will be able to mill close to its daily target and it is possible that production for the month will not be significantly affected by this situation. Budgeted production and costs for the quarter therefore remain on track.

ENDS

Queries

South Africa	Tel:	Mobile:	E-mail:
Charles Carter	+27 (0) 11 637 6385	+27 (0) 82 330 5373	cecarter@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 6376383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 6, 2006

By: /s/ C R Bull

Name: C R Bull

Title: Company Secretary